FLEX PRODUCTS, INC.
            (A Joint Venture of ICI Americas Inc. and
                Optical Coating Laboratory, Inc.)

                      Financial Statements

             December 25, 1994 and December 26, 1993


           (With Independent Auditors' Report Thereon)



Independent Auditors' Report


The Board of Directors and Stockholders
Flex Products, Inc.:

We have audited the accompanying balance sheets of Flex
Products, Inc. (the Company), a joint venture of ICI
Americas Inc. and Optical Coating Laboratory, Inc., as of
December 25, 1994 and December 26, 1993, and the related statements of operations, stockholders' equity and cash flows for the periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Flex Products, Inc. as of December 25, 1994 and December 26, 1993, and the results of its operations and its cash flows for the periods then ended, in conformity with generally accepted accounting principles.

As discussed in note 5, at December 25, 1994, the Company is indebted to ICI American Holdings Inc. under a line of credit agreement totaling $10,715,000 which is due March 31, 1995. The Company does not expect to have the funds available to repay its indebtedness on the scheduled matu rity date, and will, therefore, be required to obtain an extension of the line of credit or complete alternate financing arrangements. Management's plans in regard to these matters are described in note 5. The uncertainty regarding the Company's ability to obtain required financing raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the outcome of this uncertainty.

As discussed in note 1(h), the Company adopted Statement of Financial Accounting Standards No. 106, "Employer's
Accounting for Postretirement Benefits Other Than Pensions," effective December 27, 1993.


                              /S/KPMG PEAT MARWICK LLP

February 3, 1995

                       FLEX PRODUCTS, INC.

                         Balance Sheets

             December 25, 1994 and December 26, 1993

          (Dollars in thousands, except share amounts)



                 Assets                    1994       1993

Current assets:
  Cash                                    $ 494        -
  Trade accounts receivable,
   net of allowance of $110 and $70,
   respectively                           2,567     3,498
  Inventories                             1,231     2,360
  Deferred taxes                            462       353
  Other current assets                       95       110
            Total current assets          4,849     6,321
Property and equipment,
  net of accumulated depreciation
  and amortization of $9,530 and
  $7,870, respectively                    8,164     7,408
Intangible assets, net of
  accumulated amortization of
  $7,430 and $6,359, respectively         9,721    10,792
Goodwill, net of accumulated
  amortization of $1,514 and
  $1,263, respectively                    3,505     3,756
Deferred taxes                            4,310        -
Other assets                                 70        70

            Total assets               $ 30,619    28,347

  Liabilities and Stockholders' Equity

Current liabilities:
  Bank overdraft                            -         666
  Accounts payable                          160       179
  Accrued expenses                        1,180     1,061
  Due to affiliates                         785       448
  Note payable to ICI
   American Holdings Inc.                10,715    14,105

     Total current liabilities           12,840    16,459

Other liabilities                           105       234
Deferred taxes                               -        656

     Total liabilities                  12,945     17,349

Stockholders' equity:
  Preferred stock:
   Series A, $.01 par value;
     authorized 1,000 shares,
     none issued and outstanding         -           -
   Series B, $.01 par value;
     authorized 1,000 shares,
     issued and outstanding 12
     shares, aggregate
     liquidation preference $1,800           1          1
  Common stock, $.01 par value;
   authorized 1,000 shares,
   issued and outstanding 200 shares         2          2
  Additional paid-in capital            34,291     34,070
  Accumulated deficit                  (16,620)   (23,075)

     Total stockholders' equity         17,674
Commitments and contingencies (note 10)

   Total liabilities and
     stockholders' equity             $ 30,619     28,347



                       FLEX PRODUCTS, INC.

                    Statements of Operations

      Periods ended December 25, 1994 and December 26, 1993

                     (Dollars in thousands)



                                             1994       1993

Net sales                               $  23,624     21,633

Cost of goods sold                         13,663     12,524

          Gross margin                      9,961      9,109

Expenses:
  General and administrative                1,618      2,045
  Support services                             82        119
  Selling and marketing                     1,131      1,188
  Research and development                  3,342      3,903
  Amortization and write-off
   of intangibles                           1,322      1,621

                                            7,495      8,876

Other expense, principally interest           908        471

Income (loss) before tax
  benefit and cumulative
  effect of change in
  accounting principle                      1,558      (238)

Tax benefit                                 4,966        99

Income (loss) before cumulative
  effect of change in accounting
  principle                                 6,524      (139)

Cumulative effect of change in
  accounting principle, net of
  $43 tax benefit                            (69)        -

   Net income (loss)                   $    6,455      (139)



                       FLEX PRODUCTS, INC.

                    Statements of Cash Flows

      Periods ended December 25, 1994 and December 26, 1993

                     (Dollars in thousands)


                                              1994      1993
Cash flows from operating activities:
  Net income (loss)                       $ 6,455      (139)
  Adjustments to reconcile net
   income (loss) to net cash
   provided by operations:
     Cumulative effect of change
       in accounting principle                112        -
     Deferred tax benefit                   (5,075)    (136)
     Loss on disposal of property
       and equipment                           37         95
     Loss on write-off of
       intangible asset                       -          272
     Depreciation                           1,660      1,727
     Amortization of intangibles            1,322      1,349
     Net change in allowance for
       doubtful accounts                       40       (23)
     Net change in reserve for
       inventory obsolescence                 165         -
     Changes in assets and liabilities:
       Decrease (increase) in receivables     891      (491)
       Decrease (increase) in inventories     964      (1,109)
       Decrease (increase) in other
         current assets                        15       (46)
       Decrease in accounts payable          (19)      (359)
       Increase in accrued expenses             7        586
       (Decrease) increase in
         other liabilities                  (129)        234
       (Decrease) increase in
         due to affiliates                    337       (96)

            Net cash provided by operating
              activities                    6,782      1,864
Cash flows from investing activities:
  Purchase of property and equipment        (2,453)     (335)
   Net cash used in investing activities    (2,453)     (335)
Cash flows from financing activities:
  Bank overdraft                              -          666
  Net payment from line of credit with ICI
   American Holdings Inc.                   (3,390)    (3,040)
  Capital contributions related
   to research and development                 221        717

   Net cash used in financing activities    (3,169)    (1,657)
Net increase (decrease) in cash               1,160      (128)
(Bank overdraft) cash at beginning
   of period                                  (666)       128
Cash at end of period                      $   494        -

Supplemental disclosures of
  cash flow information:

  Cash paid during the period
     for interest                         $    889        488

  Cash paid during the period
     for income taxes                     $    38        -

Supplemental disclosure of noncash financing activities:
    In 1993, the Company transferred $5 million in note payable to ICI American Holdings Inc. to the line of credit with ICI American Holdings Inc.

                       FLEX PRODUCTS, INC.

                  Notes to Financial Statements

             December 25, 1994 and December 26, 1993



(1) Summary of Significant Accounting Policies

    (a)Nature of Operations

    Flex Products, Inc., a Delaware corporation, (the
    Company or Flex) was formed as a joint venture between ICI American Holdings Inc. (ICIH) and Optical Coating
    Laboratory, Inc. (OCLI). ICIH subsequently changed its name to ZENECA Holdings Inc. (ZENECA) and transferred beneficial ownership of the joint venture to an affiliated company named ICI Americas Inc. (ICI).

    The Company develops, markets and manufactures products made by depositing one or more layers of materials on flexible substrates. The Company was formed in October
    1988 and began operations on the effective date of the joint venture, December 19, 1988 (note 2).

    (b)Inventories

    Inventories are stated at the lower of cost or market.
    Cost is determined using the weighted average method.
    At December 25, 1994 and December 26, 1993, inventories consisted of raw materials of $444,000 and $1,508,000;
    work-in-process of $486,000 and $404,000; and finished goods of $301,000 and $448,000, respectively.

    (c)Property and Equipment

    Property and equipment are stated at cost.
    Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, ranging from three to eight years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease terms or the estimated useful lives of the assets. For tax reporting purposes, depreciation is computed using both accelerated and straight-line methods.

    Repairs and maintenance are charged to expense as incurred; significant renewals and improvements are capitalized. Gains and losses on the disposition of fixed assets are credited or charged to operations as incurred.

    (d)Goodwill

    Goodwill represents the excess of purchase price over fair value of net assets acquired and is amortized by the straight-line method over 20 years.

     (e) Revenue Recognition

    The Company recognizes revenue when the product is shipped. Revenues from contract research are recognized ratably over the period of performance as the related costs are incurred.

    (f)Income Taxes

    The Company accounts for income taxes in accordance with the provisions of Statement of Financial
    Accounting Standards No. 109, "Accounting for Income
    Taxes." Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.
    Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    (g)Fiscal year

    The Company's fiscal year ends on the last Sunday in December. Fiscal years in 1994 and 1993 consisted of 52 weeks and ended on December 25 and December 26, respectively.

    (h)Postretirement Benefits Other than Pensions

    In December 1990, the Financial Accounting Standards
    Board issued Statement No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions,"
    (Statement 106), which required adoption of a new method of accounting for postretirement benefits. The
    Statement establishes standards for providing an obligation for future postretirement benefits due to employees over the service period of such employees rather than expensed as incurred. The Company adopted
    Statement 106 as of the beginning of the year ended
    December 25, 1994 and elected to recognize this change in accounting on the immediate recognition basis.

(2) Joint Venture

    On December 19, 1988, the Company began operations when the joint venture agreement by and between ICIH, and OCLI became effective. OCLI transferred assets worth
    $24,000,000 and assigned a note payable of $12,000,000 to the Company in exchange for 80 shares of Series A
    Preferred Stock.  ICIH purchased 120 shares of Common
    Stock and 12 shares of Series B Preferred Stock of the
    Company for $16,200,000 and $1,800,000, respectively.
    ICIH subsequently contributed its interest in the Company to a subsidiary, ICI, on December 27, 1992.

    In addition, ICIH advanced $5,000,000 to the Company in exchange for an interest-free note payable. ICIH agreed to assist in providing working capital as considered necessary by the Company's Board of Directors to fund operations of the Company through 1993 unless the Company had not achieved gross margins of $12 million and $14 million in the 1992 and 1993 fiscal years, respectively. The Company transferred the $5,000,000 balance on the interest-free note payable to the working capital line of credit during 1993 (note 5). During 1994 and 1993, the Company paid down $3,390,000 and $3,040,000, respectively, under the working capital line of credit. The underlying note has a variable interest rate, at 8.75% at December 25, 1994.

    The term of the joint venture was for at least five years, after which time ICI has the option to purchase or OCLI has the option to cause ICI to purchase OCLI's investment in the Company for a formula price based upon the product sales of the Company, adjusted for value added technology and ICI additional funding as defined in the joint venture agreement.
    Neither ICI nor OCLI has exercised its option (see note
    11).

(3) Property and Equipment

    At December 25, 1994 and December 26, 1993, property and equipment consisted of the following (in thousands):

                                             1994       1993

       Machinery and equipment          $  14,180     13,843
       Office furniture                       759        607
       Leasehold improvements                 592        550
       Vehicles                                17          7
       Construction in progress             2,146        271

                                           17,694     15,278
       Less accumulated depreciation
         and amortization                 (9,530)     (7,870)

                                        $   8,164      7,408

    In 1994, the Company agreed to purchase a new asset for manufacturing purposes for a total estimated cost of $9.4 million. The Company paid for approximately
    $1.6 million of the asset as of December 25, 1994.



(4) Intangible Assets

    At December 25, 1994 and December 26, 1993, net intangible assets consisted of the following (amounts in thousands) which are amortized using the straight-line method:

                                                    Estimated
                                  1994      1993   useful life
       Patents                $ 8,979      8,979 14-16 years
       Unpatented technology      931        931    16 years
       Covenant not to compete  6,000      6,000    15 years
       Trademarks                  71         71    20 years
       Computer software           50         50     5 years
       Assembled work force       200        200    12 years
       Customer supply contract   480        480   1.5 years
       Employment contracts       440        440     3 years

                                17,151     17,151
       Less accumulated
         amortization           (7,430)    (6,359)

       Net intangible assets  $ 9,721      10,792

    Management assesses annually the likelihood of any impairment of the recorded intangible assets by comparing the carrying values and estimated remaining useful lives of intangible assets to projected cash flows from operations.

(5) Transactions with Affiliates

    The Company has entered into various agreements with OCLI which require the Company to reimburse OCLI for certain assets used by the Company or services performed by OCLI for the Company. Additionally, the Company has a line of credit and several intercompany transactions with ICIH. The terms of the agreements are as follows:

       License Agreement - At December 18, 1988, the
       Company entered into a perpetual license agreement with OCLI for the use of certain technology owned by OCLI as defined by the agreement. The license agreement requires the Company to pay OCLI royalties of 10%, 8%, 6%, 5% and 4% of net sales in each of the first five years of the agreement, respectively, and 4% thereafter until the cumulative royalties paid amount to $13,700,000, at which time the license will be fully paid. Royalty fees are included in cost of goods sold and amounted to $945,000 and $867,000 in 1994 and 1993, respectively. Cumulative fees paid as of December 25, 1994 were $4,310,000.



       Research, Development and Engineering Agreement -
       The Company entered into a five-year research, development and engineering agreement with OCLI commencing December 19, 1988. The agreement requires the Company to reimburse OCLI for costs incurred on an agreed joint project basis plus 10% of those costs to a maximum of $5,000,000. For the years ended December 25, 1994 and December 26, 1993, the Company incurred $171,000 and $695,000, respectively, of expenses related to this agreement.
       If the total costs for the first five contract years are less than $5,000,000, then the agreement period shall be extended for a period of time necessary for the total cost to reach $5,000,000. Cumulative fees paid as of December 25, 1994 were $4,309,000.

       Under the joint venture agreement, ICI shall contribute to the Company funds to pay for research and development costs. Such contributions are not to be repaid and are recorded as capital contributions. ICI contributed $221,000 and
       $717,000 in the periods ended December 25, 1994 and December 26, 1993, respectively.

       Support and Administrative Services Agreement - The
       Company entered into an agreement with OCLI whereby
       OCLI provides the Company with various technical support and administrative services for periods of up to five years. The administrative services are charged based upon a percentage allocation of OCLI's costs in each administrative area. The Company can reduce the amount of administrative services after the first year if they are not needed. In addition, the Company will reimburse OCLI for an allocated portion of OCLI's corporate research expenses not to exceed 30% of OCLI's total expenses. The Company incurred expenses related to this agreement in the periods ended December 25, 1994 and December 26,
       1993 of $1,538,000 and $1,321,000, respectively.

       Lease - The Company extended a lease for office and manufacturing space in a building owned by OCLI for a period of five years beginning December 19, 1993.
       The rent is $27,641 per month plus an allocation of related maintenance and overhead charges. Rent and expenses under this lease for the periods ended
       December 25, 1994 and December 26, 1993 was $884,000 and $694,000, respectively.



       Line of Credit - The Company extended its line of credit agreement with ICIH on September 30, 1994 that allows the Company to borrow up to $15,000,000.
       Interest on borrowings is at the prevailing prime rate as published by Citibank, N.A. plus 1%, as determined on the first day of each accounting quarter of Flex. A commitment fee of 3/8% per annum is payable on the unused balance for each preceding accounting quarter. Borrowings under the line of credit were $10,715,000 and $14,105,000 at
       December 25, 1994 and December 26, 1993, respectively. The aggregate unpaid principal amount was payable not later than December 31, 1994, however, the Company and ICIH extended the line of credit through March 31, 1995.

       The Company does not expect to have funds available to repay its indebtedness on the scheduled maturity date, and will, therefore, be required to obtain an extension of the line of credit or complete alternate financing arrangements. Management believes that it has sufficient financing alternatives, including the extension of the current line of credit arrangement, in order to continue its business.

       Other - The Company also purchased $333,000 and
       $833,000 of inventory from ICI and $28,000 and $26,000 in technical support for the periods ended
       December 25, 1994 and December 26, 1993, respec tively.

(6) Income Taxes

    As discussed in note 1, the Company adopted
    Statement 109 as of December 30, 1991.

    Total income tax benefit of $5,015,000 for the period ended December 25, 1994 represents a deferred income tax benefit attributable to income from continuing operations, net of alternative minimum tax.

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 25, 1994 and December 26, 1993 are presented below (dollars in thousands):

                                            1994       1993
       Deferred tax assets:
         Accounts receivable,
          principally due to
          allowance for doubtful
          accounts                            $42         28
         Inventories, principally
          due to additional
          costs inventoried for
          tax purposes pursuant to
          the Tax Reform Act of 1986
          and nondeductible reserves           43         20
         Compensated absences,
          postretirement benefits and
          bonuses, principally due to
          accrual for financial reporting
          purposes                            377        305
         Alternative minimum tax              100        -
         Other                                 50         38
         Net operating loss
          carryforwards                     5,894      8,231

          Total gross deferred
               tax assets                   6,506      8,622
          Less valuation allowance            -       (6,515)
                                        $   6,506      2,107

       Deferred tax liabilities:
         Plant and equipment,
          principally due to
          differences in depreciation
          and bases of assets           $     378        803
         Intangible assets, principally
          due to differences in bases       1,356      1,597
         Other                                -           10

          Total gross deferred tax
               liabilities                  1,734      2,410

          Net deferred tax
               asset (liability)        $   4,772      (303)

    The valuation allowance for deferred tax assets as of December 26, 1993 was $6,515,000. The net change in total valuation allowance for the period ended
    December 25, 1994 was a reduction of $6,515,000.

    At December 25, 1994, the Company has net operating loss carryforwards (NOLs) of approximately $17 million for U.S. federal income tax purposes. If these carryforwards are not offset against future taxable income, they will expire in 2002 through 2008. Net operating losses for California tax purposes have been utilized by ICIH and/or its affiliates in unitary state tax filings. In addition, the Company has a research and development credit carryforward of approximately
    $112,000 for U.S. federal income taxes expiring in 2005.

    The Company's net operating loss carryforwards would be subject to limitation upon a "change of ownership" as provided for in the Internal Revenue Code (note 11).

(7) Preferred Stock

    Series A Preferred Stock with a par value of $.01 per share is subordinated to the Series B Preferred Stock and has voting rights identical to those of the Company's common stock. Series A preferred shareholders have the right to elect two of the Company's directors. On December 31, 1992, the preferred stock automatically converted to common stock according to a formula conversion price.

    Series B Preferred Stock with a par value of $.01 per share must be redeemed at a price per share of $150,000 as soon as funds are available. The shares have liquidation preference over all other classes of stock.
    The shares have no voting rights and are nonconvertible to common stock. Upon any liquidation, dissolution or winding up of the Company, no distribution shall be made to the holders of shares of any other class or series of capital stock until all outstanding shares of Series B Preferred Stock have been redeemed.

(8) Major Customers

    For the period ended December 25, 1994, the Company had three customers which accounted for 77%, 20% and 3% of net sales. At December 25, 1994, all finished goods and a substantial portion of raw materials inventory related to expected sales to these three customers. In addition, as of December 25, 1994, approximately
    $2.658 million of receivables were due from the largest customer.

(9) Employee Benefits

    Effective April 1, 1989, the Company adopted the Flex
    Products 401(k) Plan and Trust Agreement (the Plan).
    The Plan covers substantially all employees of the Company except those who are covered by a collective bargaining agreement or who are covered under another retirement plan of Imperial Chemical Industries PLC
    (ICIP) or of any company in which ICIP holds a 50% or more ownership or otherwise effectively controls such company. Costs related to the Plan recognized in the periods ended December 25, 1994 and December 26, 1993 were $154,478 and $132,776, respectively.

    Each participant may elect to defer an amount not in excess of 15% of his or her compensation as salary reduction and contribution to the Plan. The Company will match contributions at 75% of the Participant's elective deferrals made for each Plan year, not to exceed 6% of the Participant's compensation.

    The Company also sponsors a contributory defined benefit postretirement plan which provides medical, dental and life insurance benefits to all U.S.
    employees who meet age and years of service requirements prior to retirement and agree to contribute a portion of the cost. The Company has the right to modify or terminate these benefits.

    The Company's contribution to the contributory defined benefit postretirement plan is a set amount per retiree depending on the retiree's years of service and dependent status at the date of retirement and the age of the retiree and dependents when benefits are provided. Cost increases are paid by the retiree.
    This is a nonfunded plan.

    As discussed in note 1, the Company adopted
    Statement 106 as of the beginning of the year ended
    December 25, 1994 and recorded the discounted present value of expected future benefits attributed to employees' service rendered as of December 26, 1993 as a cumulative effect of change in accounting principle totaling $112,000. Net postretirement benefit costs for fiscal 1994 were immaterial.

(10)Commitments

    (a)Operating Leases

    At December 25, 1994, future minimum lease payments under operating leases on offices, warehouse space, machinery and equipment in excess of one year were (dollars in thousands):

          1995                          $     817
          1996                                810
          1997                                640
          1998                                592
          Thereafter                           -

                                        $   2,859

    (b)Purchase and Trade Sales Agreements

    The Company has entered into an exclusive selling agreement with a customer. The agreement obligates the Company to sell one particular product line exclusively to one customer through June 1998 at specified prices and terms (note 11).

(11)Subsequent Events

    On January 9, 1995, ICI, OCLI and a significant customer of the Company signed a letter of intent for the sale of ICI's interest in the Company to OCLI and the customer. The letter of intent also provides for the sale to OCLI and the customer of the note payable to ICI under the existing line of credit agreement on similar terms (note 5).

    In conjunction with the execution of the letter of intent, the Company and its customer also finalized a revision to their license and supply agreement
    (note 10) which provides for exclusive sales at specified prices and licenses through December 31, 2009.